Exhibit 99.1

TEEKAY CORPORATION ANNOUNCES PROPOSED COMMON STOCK OFFERING

Hamilton, Bermuda, January 23, 2018—Teekay Corporation (Teekay or the Company) (NYSE:TK) today announced that it has commenced an offering to sell, subject to market and other conditions, 10 million shares of its common stock pursuant to an effective shelf registration statement in an underwritten public offering. Teekay also intends to grant the underwriters a 30-day option to purchase 1.5 million additional shares of common stock.

The Company also announced by separate press release that it has commenced a private unregistered offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, of $100 million aggregate principal amount of convertible senior notes due 2023 (or up to $115 million aggregate principal amount if the initial purchasers in that offering exercise in full their option to purchase additional convertible senior notes). Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy the convertible senior notes.

The joint book-running managers for the common stock offering are Morgan Stanley, J.P. Morgan Securities LLC, BofA Merrill Lynch, and UBS Securities LLC. The co-managers for this offering are BNP Paribas Securities Corp. and Credit Agricole Securities (USA) Inc.

The Company expects to use the net proceeds from the offerings for general corporate purposes, which may include, among other things, repaying a portion of its outstanding indebtedness and funding working capital.

When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from Morgan Stanley, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (866) 803-9204; BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, Email: dg.prospectus_requests@baml.com; or UBS Securities LLC, 1285 Avenue of the Americas, New York, NY 10019, Attn: Prospectus Department, telephone (888) 827-7275.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common stock will be offered and sold pursuant to an effective registration statement on Form F-3, filed with the Securities and Exchange Commission (SEC).

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Teekay’s public filings with the SEC. Teekay undertakes no obligation to revise or update any forward looking statements, unless required to do so under the securities laws.

About Teekay

Teekay Corporation operates in the marine midstream space through its ownership of the general partner and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and an interest in the general partner and a portion of the outstanding limited partner interests in Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these entities. In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities manage and operate total assets under management of approximately $13 billion, comprised of approximately 210 liquefied gas, offshore, and conventional tanker assets. With offices in 14 countries and approximately 8,000 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963